Exhibit 99.1

RISK FACTORS

PRIVATE   SECURITIES   LITIGATION   REFORM  ACT  OF  1995  -  SAFE   HARBOR  FOR
FORWARD-LOOKING STATEMENTS

We have a limited operating history, which makes it difficult to predict our future performance.

     Our limited operating history makes predicting our future performance difficult and does not provide investors with a meaningful basis for evaluating an investment in our common stock. From our inception in June 1994 through June 1997, we existed as a division of Online Interactive, Inc. We began operations as an independent company in June 1997. In the first half of 1998, we began offering advertising opportunities on our Web sites and in our email newsletters, in addition to our primary business of lead generation. As a result, our performance from the end of the first quarter of 1998 through January 2001 was not comparable to prior periods. In February 2001, we repositioned the company as a direct marketing infrastructure provider, focusing all our resources on building our direct marketing network. As a result, our performance will not be comparable to prior periods. Moreover, the current economic downturn in the Internet business has caused many online advertisers to drastically cut back or eliminate their advertising and marketing budgets and, in some cases, cease business operations altogether. Further erosion of this revenue source may adversely affect our operating results.

We are not currently in compliance with certain of Nasdaq's minimum requirements for continued listing on the Nasdaq National Market. Nasdaq has suspended these requirements through January 2, 2002. If Nasdaq does not modify or permanently suspend these minimum requirements, we expect that, following the completion of our issuer tender offer and the lifting of the suspension, we will be delisted from such market. In addition, if following the completion of our issuer tender offer we have fewer than 300 shareholders of record, we will be delisted from the Nasdaq National Market and eligible to deregister our Common Stock with the SEC.

     Our common stock is quoted on the Nasdaq National Market. There are a number of continuing listing requirements that must be met in order for the common stock to remain eligible for quotation on the Nasdaq National Market. The failure to meet the maintenance criteria in the future shall result in the delisting of our common stock from the Nasdaq National Market. By letter dated March 22, 2001, we were advised by Nasdaq that we are out of compliance with the Nasdaq listing requirement that companies listed on the National Market maintain a minimum bid price of $1.00 for their stock. Additionally, by letter dated April 2, 2001, we were advised by Nasdaq that we are out of compliance with the Nasdaq listing requirement that companies listed on the National Market maintain a minimum public float market value of $5 million. By order dated September 27, 2001, Nasdaq temporarily suspended the $1.00 minimum bid and $5 million minimum public float requirements through January 2, 2002. If these minimum requirements are not either modified in a manner favorable to our then current stock price and market capitalization or permanently suspended, we currently expect that, following the completion of our issuer tender offer and subsequent expiration of the requirements' temporary suspension, our Common Stock will be delisted from the Nasdaq National Market. An additional minimum requirement for continued Nasdaq National Market listing is that the issuer has at least 300 shareholders of record holding 100 or more shares of stock. We are not currently out of compliance with this requirement. Yet, it is possible that following completion of the tender offer we will be out of compliance, in which event we expect our Common Stock will be delisted. If our Common Stock were to be delisted, trading, if any, in the Common Stock may then continue to be conducted on the OTCBB. As a result, an investor may find it more difficult to sell the Common Stock or to obtain accurate quotations as to the market value of the Common Stock. In addition, if, as a result of our issuer tender offer currently underway, the total number of record holders of our Common Stock falls below 300, we will be eligible, but not obligated, to deregister our Common Stock with the SEC. Although we do not currently intend to deregister our Common Stock if we become so eligible, there is no assurance that we would not, in the future, elect to do so. If we so elected to deregister our Common Stock, the shares would not trade on any public market and there might be no ready means of liquidity for our shareholders.

We will face risks encountered by early-stage companies in Internet-related businesses and may be unsuccessful in addressing these risks.

     We face risks frequently encountered by early-stage companies in new and rapidly evolving markets, including the market for online direct marketing. We may not succeed in addressing these risks, and our business strategy may not be successful. These risks include uncertainties about our ability to:

    o   attract a larger number of consumers to our direct marketing network;

    o contract with new marketing clients and add new and compelling content to our offer network;

    o contract with new online distribution partners with access to large volumes of online users;

    o collect receivables for services performed from existing marketing clients;

    o   manage our evolving operations;

    o   adapt to potential decreases in online advertising rates;

    o   successfully introduce new products and services;

    o continue to develop and upgrade our technology and to minimize technical difficulties and system downtime;

    o   create and maintain the loyalty of our customers, partners and clients;

    o maintain our current, and develop new, strategic relationships and alliances; and

    o   attract, retain and motivate qualified personnel.

We have a history of losses, expect future losses and may never achieve profitability.

     We have not achieved profitability and expect to continue to incur substantial losses through 2001. We incurred net losses of $3.2 million, or more than 2.5 times the amount of our net revenues, for the year ended December 31, 1998, $10.9 million, or nearly 1.3 times the amount of our net revenues, for the year ended December 31, 1999, and $21.1 million, or 1.2 times the amount of net revenues for the year ended December 31, 2000. As of December 31, 2000, our accumulated deficit was $38.2 million. We have replaced an earlier strategy of increased expenditures to accelerate growth with our current strategy of maintaining operating expenses and capital expenditures to levels commensurate with actual growth. In February 2001, the decision was made to discontinue activities related to our consumer-direct Web sites. Although this decision has resulted in a decrease in continuing operating expenses after the first quarter of 2001, it has resulted in an even greater decrease in net revenues after the first quarter of 2001. We will need to significantly increase net revenues to achieve profitability. Even if we do achieve profitability, we may be unable to sustain profitability on a quarterly or annual basis in the future. It is possible that our net revenues will continue to decrease or will grow more slowly than we anticipate or that operating expenses will exceed our expectations. Our accountants have noted that these conditions raise substantial doubt about our ability to continue as a going concern, as emphasized in their report included in this annual report.

Our quarterly operating results are uncertain and may fluctuate significantly, which could negatively affect the value of our share price.

     Our operating results have varied significantly from quarter to quarter in the past and may continue to fluctuate. For example, during the year ended December 31, 2000, the percentage of annual net revenues attributable to the first, second, third and fourth quarters were 30.5%, 34.8%, 20.7% and 14.0%, respectively. During the nine months ended September 30, 2001, the percentage of net revenues attributable to the three months ended March 31, 2001, June 30, 2001 and September 30, 2001 was 61.9%, 25.5% and 12.6%, respectively. Our operating results for a particular quarter or year may fall below the expectations of securities analysts and investors. With the significant shift in the business to an online direct marketing infrastructure provider, operating results in the near term may fall below earlier established expectations of securities analysts and investors. These lower operating results may cause a decrease in our stock price.

     Our limited operating history and new business model makes it difficult to ascertain the effects of seasonality on our business. We believe, however, that our revenues may be subject to seasonal fluctuations because advertisers generally place fewer advertisements during the first and third calendar quarters of each year. In addition, expenditures by advertisers tend to be cyclical, reflecting overall economic conditions as well as budgeting and buying patterns. A decline in the economic prospects of advertisers could alter current or prospective advertisers' spending priorities, or the time periods in which they determine their budgets, or increase the time it takes to close a sale with our advertisers.

If we cannot secure sufficient promotional offers from our marketer clients, our business will suffer.

     If we are unsuccessful in acquiring and renewing a continuing array of free, trial and promotional offers for our distribution network, our order volumes will likely decrease. The attractiveness of our offer network to consumers and distribution partners is based in part on our ability to provide a broad variety of offers of interest to consumers. In addition, a number of other Web sites give consumers access to similar offers. We face competition for free, trial and promotional offers from these Web sites as well as a variety of other online and traditional competitors. Without sufficient variety and quality of offers, our promotional offer network will become less attractive to both marketers and our distribution partners through whose sites the offers are promoted, and our ability to generate revenues from marketer clients will be adversely affected.

The majority of our contracts have month-to-month terms, and the loss of a significant number of these contracts in a short period of time could harm our business.

     During the year ended December 31, 2000 and the quarter ended September 30, 2001, approximately 90% of our contracts had month-to-month terms with automatic renewal unless terminated by either party with 10 days' notice. The loss of a significant number of these contracts in any one period could result in an immediate and significant decline in our net revenues and cause our business to suffer.

The loss of the services of any of our executive officers or key personnel would likely cause our business to suffer.

     Our future success depends to a significant extent on the efforts and abilities of our senior management, particularly Timothy C. Choate, our Chairman, President and Chief Executive Officer, and other key employees, including our technical and sales personnel. The loss of the services of any of these individuals could harm our business. We may be unable to attract, motivate and retain other key employees in the future. Competition for employees in our industry is intense, and in the past we have experienced difficulty in hiring qualified personnel. We do not have employment agreements with any of our key personnel, nor do we have key-person insurance for any of our employees.

Our recent  acquisitions  and any  future  acquisitions  present  many risks and
uncertainties  generally  associated  with  acquisitions,   including,   without
limitation:

     o difficulties integrating operations, personnel, technologies, products and information systems of acquired businesses;

     o    potential loss of key employees of acquired businesses;

     o adverse effects on our results of operations from acquisition-related charges and amortization of goodwill and purchased technology;

     o    increased fixed costs, which could delay profitability;

     o    inability  to  maintain  the  key  business   relationships   and  the
          reputations of acquired businesses;

     o potential dilution to current shareholders from the issuance of additional equity securities;

     o    inability  to  maintain  our  standards,   controls,   procedures  and
          policies;

     o    responsibility for liabilities of companies we acquire; and

     o    diversion of management's attention from other business concerns.

Since our stock price is volatile, we may become subject to securities litigation that is expensive and could result in a diversion of resources.

     The market price of our common stock has fluctuated in the past and is likely to continue to be highly volatile. Securities class action litigation has often been brought against companies that experience volatility in the market price of their securities. Litigation brought against us could result in substantial costs to us in defending against the lawsuit and a diversion of management's attention that could reduce the value of your investment.

If a significant number of our clients experience a decline in their financial condition, the collectibility of our accounts receivable may suffer, materially adversely affecting our financial results.

     A decline in the financial condition of additional clients owing significant amounts to us could cause us to write off the amounts owed by these entities as bad debt, which could have a material adverse effect on our financial results.

An increase in the number of orders on our network may strain our systems or those of our third-party service providers, and we are vulnerable to system malfunctions.

     Any serious or repeated problems with the performance of our network could lead to the dissatisfaction of consumers, our marketer clients or our distribution partners. The order volume on our network is expected to increase over time as we seek to expand our client, consumer and distribution partner base. The proprietary and third-party systems that support our network must be able to accommodate an increased volume of traffic. Although we believe our systems and those of our third-party hosting service providers can currently accommodate well in excess of current order volumes, our Web sites and our network have, in the past, experienced slow response times and other systems problems for a variety of reasons, including failure of our third party Internet service providers, hardware failures and failure of software applications. In these instances, our Web sites and our network were typically unavailable or slow for approximately one and one-half to two hours. Although these failures did not have a material adverse effect on our business, we may experience similar problems in the future that could have a material adverse effect on our business.

We face intense competition from marketing-focused companies for marketer clients and may be unable to compete successfully.

     We  may  be  unable  to  compete   successfully   with  current  or  future
competitors. We face intense competition from online advertising and direct marketing companies like DoubleClick, Engage, Avenue A, L-90, and AdForce. Competition with smaller direct competitors has been increasing in the last twelve months. These competitors include Mighty Seven and Get Relevant. We expect competition from online competitors to increase significantly because there are no substantial barriers to entry in our industry. Increased competition could result in price reductions for online advertising space and marketing services, reduced gross margins and loss of market share.

     Many of our existing competitors, as well as a number of potential new competitors, have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than Aptimus. These advantages may allow them to respond more quickly and effectively to new or emerging technologies and changes in customer requirements. These advantages may also allow them to engage in more extensive research and development, undertake farther-reaching marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to potential employees, strategic partners and advertisers. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products or services to address the needs of our prospective marketer clients.

     Online marketing is a rapidly developing industry, and new types of products and services may emerge that are more attractive to consumers and marketers than the types of services we offer. As a result, it is possible that new competitors may emerge and rapidly acquire significant market share.

If our customers request products and services directly from our marketer clients instead of requesting the product or service from us, our business could suffer.

     Our marketer clients and/or distribution partners may offer the same free, trial or promotional products or services on their own Web sites that we offer via our offer distribution network. Our customers may choose to request products or services directly from our marketer clients and/or distribution partners instead of requesting the product or service through us, which would result in lower net revenues to the Company from lead generation and cause our business to suffer.

We may need to incur litigation expenses in order to defend our intellectual property rights, and might nevertheless be unable to adequately protect these rights.

     We may need to engage in costly litigation to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the intellectual property rights of others. We can give no assurance that our efforts to prevent misappropriation or infringement of our intellectual property will be successful. An adverse determination in any litigation of this type could require us to make significant changes to the structure and operation of our services and features or to license alternative technology from another party. Implementation of any of these alternatives could be costly and time-consuming and may not be successful. Any intellectual property litigation would likely result in substantial costs and diversion of resources and management attention.

     Our success largely depends on our trademarks, including "Aptimus", and internally developed technologies, including our opt-in serving platform, which includes order collection, order processing and lead delivery, that we seek to protect through a combination of trademark, copyright and trade secret laws. Protection of our trademarks is crucial as we attempt to build our brand name and reputation. Despite actions we take to protect our intellectual property rights, it may be possible for third parties to copy or otherwise obtain and use our intellectual property without authorization or to develop similar technology independently. In addition, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights in Internet-related businesses are uncertain and still evolving. Although we are not currently engaged in any lawsuits for the purpose of defending our intellectual property rights, we may need to engage in such litigation in the future. Moreover, we may be unable to maintain the value of our intellectual property rights in the future.

We could become involved in costly and time-consuming disputes regarding the validity and enforceability of recently issued or pending patents.

     The Internet, including the market for e-commerce and online advertising, direct marketing and promotion, is characterized by a rapidly evolving legal landscape. A variety of patents relating to the market have been recently issued. Other patent applications may be pending. It is possible that significant activity in this area may continue and that litigation may arise due to the patent holder's efforts to enforce their patent rights.

     We may incur substantial expense and management attention may be diverted if litigation occurs. Moreover, whether or not claims against us have merit, we may be required to enter into license agreements or be subject to injunctive or other equitable relief, either of which would result in unexpected expenses or management distraction.

We may face litigation and liability for information displayed on our network.

     We may be subjected to claims for defamation, negligence, copyright or trademark infringement and various other claims relating to the nature and content of materials we publish on our offer distribution network. These types of claims have been brought, sometimes successfully, against online services in the past. We could also face claims based on the content that is accessible from our network through links to other Web sites. Any litigation arising from these claims would likely result in substantial costs and diversion of resources and management attention an unsuccessful defense to one or more such claims could result in material damages. We have no insurance coverage for these types of claims.

Security and privacy breaches could subject us to litigation and liability and deter consumers from using our network.

     We could be subject to litigation and liability if third parties penetrate our network security or otherwise misappropriate our users' personal or credit card information. This liability could include claims for unauthorized purchases with credit card information, impersonation or other similar fraud claims. It could also include claims for other misuses of personal information, such as for unauthorized marketing purposes. In addition, the Federal Trade Commission and other federal and state agencies have been investigating various Internet companies in connection with their use of personal information. We could be subject to investigations and enforcement actions by these or other agencies. In addition, we rent customer names and street addresses to third parties. Although we provide an opportunity for our customers to remove their names from our rental list, we nevertheless may receive complaints from customers for these rentals.

     The need to transmit confidential information securely has been a significant barrier to electronic commerce and communications over the Internet. Any compromise of security could deter people from using the Internet in general or, specifically, from using the Internet to conduct transactions that involve transmitting confidential information, such as purchases of goods or services. Many marketers seek to offer their products and services on our distribution network because they want to encourage people to use the Internet to purchase their goods or services. Internet security concerns could frustrate these efforts. Also, our relationships with consumers may be adversely affected if the security measures we use to protect their personal information prove to be ineffective. We cannot predict whether events or developments will result in a compromise or breach of the technology we use to protect customers' personal information. We have no insurance coverage for these types of claims.

     Furthermore, our computer servers or those of our third-party hosting service providers may be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions. We may need to expend significant additional capital and other resources to protect against a security breach or to alleviate problems caused by any such breaches. We may be unable to prevent or remedy all security breaches. If any of these breaches occur, we could lose marketing clients, distribution partners and visitors to our distribution network.

Our issuer tender offer will use a portion of our cash and cash equivalents and, as a result, may affect our ability to fund our operations. We may need additional financing, and our prospects for obtaining it are uncertain.

     Our business does not currently generate the cash necessary to fund our operations. Should it become necessary, we may be unable to obtain additional financing in the future. Assuming we purchase the maximum of 10.75 million shares of our Common Stock in our issuer tender offer for an aggregate price of $5.16 million and taking account of the recent payoff of the Fingerhut note, we currently anticipate that our available cash resources will be sufficient to meet our currently anticipated capital expenditures and working capital requirements for at least the next six to nine months. Thereafter, we may need to raise additional funds to develop or enhance our services or products, fund expansion, respond to competitive pressures or acquire businesses or technologies. Unanticipated expenses, poor financial results or unanticipated opportunities that require financial commitments could give rise to earlier financing requirements. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our existing shareholders would be reduced, and these securities might have rights, preferences or privileges senior to those of our common stock. Additional financing may not be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, our ability to fund our expansion, take advantage of business opportunities, develop or enhance services or products or otherwise respond to competitive pressures would be significantly limited, and we might need to significantly restrict our operations.

Our issuer tender offer may increase the share of each of our remaining shareholders in our future profits and losses, and may increase the dilutive effect to our remaining shareholders of our outstanding convertible securities and securities reserved for issuance under compensatory benefit plans.

     As of September 30, 2001 we have outstanding options to acquire 1,074,322 shares of Common Stock and warrants to acquire 166,400 shares of Common Stock. We have reserved an additional 879,074 shares of Common Stock pursuant to our 1997 Stock Option Plan, as amended, 1,964,364 shares of Common Stock pursuant to our Employee Stock Purchase Plan and 1,765,000 shares of Common Stock pursuant to our 2001 Stock Plan. Although most of our outstanding convertible securities have exercise prices in excess of the current market price of our Common Stock, our outstanding convertible securities and the options and shares that we may grant and issue pursuant to our compensatory benefit plans may have a dilutive effect on our shareholders. The issuer tender offer, which will decrease the number of shares of our Common Stock outstanding, will cause an increase to any such dilutive effect. In addition, following the completion of our issuer tender offer, our remaining shareholders will have a proportionately larger share in our future profits and losses.

                          RISKS RELATED TO OUR INDUSTRY

If the acceptance of online advertising and online direct marketing does not increase, our business will suffer.

     The demand for online marketing may not develop to a level sufficient to support our continued operations or may develop more slowly than we expect. We expect to derive almost all of our revenues from contracts with marketer clients under which we provide online marketing services through our offer distribution network. The Internet has not existed long enough as a marketing medium to demonstrate its effectiveness relative to traditional marketing methods. Marketers that have historically relied on traditional marketing methods may be reluctant or slow to adopt online marketing. Many marketers have limited or no experience using the Internet as a marketing medium. In addition, marketers that have invested substantial resources in traditional methods of marketing may be reluctant to reallocate these resources to online marketing. Those companies that have invested a significant portion of their marketing budgets in online marketing may decide after a time to return to more traditional methods if they find that online marketing is a less effective method of promoting their products and services than traditional marketing methods. Moreover, the Internet-based companies that have adopted online marketing methods may themselves develop more slowly than anticipated or not at all. This, in turn, may result in slower growth in demand for the online direct marketing services of the type provided by the company.

     We do not know if accepted industry standards for measuring the effectiveness of online marketing will develop. An absence of accepted standards for measuring effectiveness could discourage companies from committing significant resources to online marketing. There are a variety of pricing models for marketing on the Internet. We cannot predict which, if any, will emerge as the industry standard. Absence of such a standard makes it difficult to project our future pricing and revenues.

If we are unable to adapt to rapid changes in the online marketing industry, our business will suffer.

     Online marketing is characterized by rapidly changing technologies, frequent new product and service introductions, short development cycles and evolving industry standards. We may incur substantial costs to modify our services or infrastructure to adapt to these changes and to maintain and improve the performance, features and reliability of our services. We also may not be able to successfully develop new services on a timely basis or achieve and maintain market acceptance.

We face risks from potential government regulation and other legal uncertainties relating to the Internet.

     Laws and regulations that apply to Internet communications, commerce and advertising are becoming more prevalent. The adoption of such laws could create uncertainty in use of the Internet and reduce the demand for our services, or impair our ability to provide our services to clients. Recently, Congress enacted legislation regarding children's privacy on the Internet. Additional laws and regulations may be proposed or adopted with respect to the Internet, covering issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security. The passage of legislation regarding user privacy or direct marketing on the Internet may reduce demand for our services or limit our ability to provide customer information to marketers.
Furthermore, the growth of electronic commerce may prompt calls for more stringent consumer protection laws. For example, the European Union recently adopted a directive addressing data privacy that may result in limits on the collection and use of consumer information. The adoption of consumer protection laws that apply to online marketing could create uncertainty in Internet usage and reduce the demand for our services, or impair our ability to provide those services to clients.

     In addition, we are not certain how our business may be affected by the application of existing laws governing issues such as property ownership, copyrights, encryption and other intellectual property issues, taxation, libel, obscenity and export or import matters. It is possible that future applications of these laws to our business could reduce demand for our services or increase the cost of doing business as a result of litigation costs or increased service delivery costs.

     Our services are available on the Internet in many states and foreign countries, and these states or foreign countries may claim that we are required to qualify to do business in their jurisdictions. Currently, we are qualified to do business only in Washington, Minnesota and California. Our failure to qualify in other jurisdictions if we were required to do so could subject us to taxes and penalties and could restrict our ability to enforce contracts in those jurisdictions.